Andrew Chien

China Bull Management Inc.

665 Ellsworth Avenue

New Haven, CT 06511

Tel: 203-5628899

Fax: 866-5716313

VIA Edgar

April 5, 2012

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549-7010

Re: China Bull Management Inc. (the "Company")

Registration Statement of Form S-1/A

File Number: 333-178476

Attention: Lisa Kohl & Catherine Brown

Subject: Requesting acceleration of the effective date of S-1/A

Dear Sir or Madam:

We withdraw the acceleration request which was submitted on March 30, 2012, requiring the effective date of April 6, 2012.

Sincerely Yours,

/s/Andrew Chien

President